Submission of Proposals to a Vote of Shareholders
The annual meeting of Fund shareholders was held on May 8, 2007.
Following is a summary of the proposals submitted to shareholders for vote at the meeting and the votes cast:

Proposal
Common and Preferred shares
Election of Arthur G. Koumantzelis as trustee until the 2010 annual meeting.
Votes for 	Votes withheld 		Votes abstained
1,440,659 	    20,391		        0
Preferred shares
Election of Barry M. Portnoy as trustee until the 2010
annual meeting.
Votes for 	Votes withheld 		Votes abstained
 780		    12 			        0

Proposal
Common and Preferred shares
Amendment to declaration of trust to explicitly provide that any shareholder that breaches the Fund?s declaration of trust or bylaws will indemnify and hold harmless the Fund (and, if applicable, any charitable trustee) from and against all costs, expenses, penalties, fines and other amounts, including attorneys and other professional fees, arising from the shareholders
breach, together with interest on such amounts.
Votes for 	Votes against 		Votes abstained 	Broker Non-Vote
 564,075 	   17,826 		   18,986 		    860,163